Filed Pursuant to Rule 424(b)(3)
Registration No. 333-163244

Great-West SecureFoundation®

Group Fixed Deferred Annuity Certificate

Issued by:

Great-West Life & Annuity Insurance Company

SUPPLEMENT dated December 4, 2012

to the Prospectus dated September 24, 2012

Effective as of December 4, 2012, the first two Risk Factors under the heading “The Group Contract and Certificate may terminate” on page 6 of the Prospectus are deleted in their entirety and replaced with following:

“The Group Contract Owner or Great-West may terminate the Group Contract. If the Group Contract Owner or Great-West terminates the Group Contract, such termination will not adversely affect your rights under the Group Contract, except that we will not permit additional Certificate Contributions to the Covered Fund. However, we will accept reinvested dividends and capital gains. You will still be obligated to pay the Guarantee Benefit Fee. See “Termination of the Group Contract.”

Effective as of December 4, 2012, the sections entitled “TERMINATION OF THE GROUP CONTRACT” and “TERMINATION OF THE CERTIFICATE” beginning on page 26 of the Prospectus are deleted in their entirety and replaced with following:

“TERMINATION OF THE GROUP CONTRACT

Either Great-West or the Group Contract Owner may terminate the Group Contract with advance written notice to the other party. The Group Contract termination date shall be the seventy-fifth (75th ) or next Business Day after the date written notice is received in the Administrative Offices in good order. Prior to the Group Contract termination date, Great-West and the Group Contract Owner may agree to an alternate Group Contract termination date.

If the Group Contract Owner or Great-West Terminates the Group Contract.

If the Group Contract Owner or Great-West terminates the Group Contract, such termination will not adversely affect the Certificate Owner’s rights under the Group Contract, except that additional Certificate Contributions may not be invested in the Covered Fund(s) other than reinvested dividends and capital gains. You will still be obligated to pay the Guarantee Benefit Fee.

Other Termination.

Your rights under the Group Contract and the Certificate will automatically terminate if: (i) an IRA trustee, custodian or service provider discontinues the use of a Great-West approved Covered Fund; (ii) Great-West is unable to collect the Guarantee Benefit Fee; or (iii) Great-West cannot effectively administer the Contract. If the Contract is automatically terminated, we will not refund the Guarantee Benefit Fee.

In addition, your rights under the Group Contract and the Certificate terminate if you terminate your IRA, such as by making a full distribution of all of the assets in the IRA, or move your IRA to an IRA provider that does not offer the Certificate. We will not refund the Guarantee Benefit Fee upon termination of the IRA.

In the event of a complete IRA termination, the affected GLWB Elector (“Terminated GLWB Elector”) may elect a direct rollover of his or her Covered Fund assets to an IRA that offers a Great-West approved GLWB feature, if available. In this situation, the Benefit Base and GAW, if applicable, will be retained as of the date of Distribution from the Covered Fund(s) and will apply to the new GLWB feature. Great-West determines in its sole discretion whether or not it will approve any GLWB feature. The terms and conditions of any new GLWB feature will likely differ from the terms and conditions of the Certificate. In addition, the fees associated with any new GLWB feature will likely differ from, and may be greater than, the Guarantee Benefit Fee.

The Terminated GLWB Elector may instead choose to transfer the Covered Fund Value to any investment vehicle that does not offer a GLWB feature or to an investment vehicle that offers a GLWB feature, but does not permit the GLWB Elector to apply his or her Benefit Base and GAW to such feature. In this situation, the Benefit Base and GAW, if applicable, will be reduced to zero as of the date of the Distribution from the Covered Fund(s).

TERMINATION OF THE CERTIFICATE

The Certificate will terminate upon the earliest of:

a.	the date of death of a GLWB Elector during the Accumulation Phase (unless an election is made by a Beneficiary who is the spouse of the GLWB Elector to continue the Certificate); or

b.	the date of death of the Certificate Owner after the Initial Installment Date if there is no surviving Covered Person; or

c.	the date of death of the last Covered Person during the Settlement Phase; or

d.	the date that you cancel the Certificate as a result of reducing the Covered Fund Value or the Benefit Base to zero prior to the Settlement Phase due to one or more Excess Withdrawals or by failing to pay the Guarantee Benefit Fee; or

e.	the date that we do not receive the Guarantee Benefit Fee (except during the Settlement Phase, when no fee is due); or

f.	the date that you annuitize some or all of the Covered Fund assets (the Certificate will terminate only with respect to the Covered Fund assets that are annuitized).

We will not provide Certificate Owners with notice prior to termination of the Certificate and the Guarantee Benefit Fee will not be refunded upon termination of the Certificate.

If the Group Contract has terminated, we will not accept any additional Certificate Contributions. If the Group Contract has not terminated, but the Certificate has terminated, then we will treat any new Certificate Contribution to a Covered Fund as a new election and will issue a new Certificate. We will calculate the Benefit Base based on the current Covered Fund Value on the date the new Certificate is established. “

This Supplement must be accompanied by or read in conjunction with the current

Prospectus, dated September 24, 2012. Please keep this supplement for future reference.